

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Jennifer F. Scanlon
President and Chief Executive Officer
UL Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

> **Re: UL Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 7, 2022**
> **CIK No. 0001901440**

Dear Ms. Scanlon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 7, 2022

Market and Industry Data, page 2

1. We note your revised disclosure on page 2 regarding your 2021 UL Brand Study, and we reissue our prior comment 7 from our February 17, 2022 in part. Please identify the "specified markets" on which you focused the study.

2. We note your response to comment 2, including that you have revised the disclosure that previously referred to the leading global consulting firm and the market analysis report to clarify that the statements are based on the Company's beliefs and estimates, and that the statements in the filing are supported in part by the market analysis report. Please revise the disclosure in your filing to briefly describe the basis or assumptions underlying your estimates of the growth of the global TIC market. In this regard, we specifically note your

disclosures describing the projected size of the global TIC market and outsourced TIC market by 2024, and the related CAGR. Please also supplementally provide us with a copy of the market report supporting the relevant statements in the filing. Please contact the staff member associated with the review of this filing to discuss how to submit these materials.

 Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cathy A. Birkeland, Esq.